

Formation

SUPPL

03 JUL 30 AM 7:21

FILE: 82-2783

Formation Capital Corporation
Suite 720 - 789 West Pender Street



03024899

HEADS OF AGREEMENT REACHED IN US $5 MILLION FINANCING

Vancouver, B.C., July 21, 2003, Formation Capital Corporation (FCO-TSX) (the "Company") announced today it has approved, subject to acceptance by The Toronto Stock Exchange, a Heads of Agreement (the "Agreement") with an international merchant bank (the "Bank") whereunder the Company is to borrow on a 3 year revolving basis $5 Million (U.S. Funds) secured by a fixed and floating charge on the Company's assets.

Finalization of the documentation implementing the Agreement is contemplated to be completed by July 31, 2003. Proceeds of the loan are to be used for general working capital and to put the Company's Silver Refinery into operation.

The Agreement provides that the Board of Directors of the Company will be reconstituted so that its number will be reduced from the current 8 members to 5 members with 2 of such members being nominees of the Bank and the remaining 3 members being subject to Bank acceptance. With completion of the Agreement being anticipated prior to the currently scheduled Annual General Meeting of the Company, shareholders attending or represented at that meeting may be called upon to consider and adopt revised resolutions relating to the election of directors.

Implementation of the Agreement will result in a greater European presence for the Company with the Bank being required to arrange for and sponsor a listing of the Company's shares on a European market and being granted an exclusive right to any debt and/or equity financing for the next 3 years. The Company may also acquire on a fair market basis other cobalt assets held or acquired by the Bank.

The Silver Refinery constitutes a portion of the Big Creek Hydrometallurgical Complex ("Complex") located some 200 miles north of the Company's 100% owned Idaho Cobalt Project (the "ICP"). The permitted Complex collectively refers to the 36,000 square foot Hydrometallurgical plant, the 24,000 square foot Alkaline leach plant, tailings pond, storage structures and the surrounding land. It is currently designed to refine up to 10 million ounces silver and 50 thousand ounces gold annually.

The ICP is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The project is in the mine permitting stage of development. The mine is forecast to produce approximately 3.3 million pounds of cobalt (equivalent to 5.0 - 8.0 million pounds of value added cobalt chemicals per year, representing close to 4% of world cobalt production). The U.S.A. is the largest world consumer of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: www.formcap.com

7/30

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.